BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 ● Calabasas, CA 91302
www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

June 27, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director

Bryan Hough, Staff Attorney

Peter McPhun, Accountant

Eric McPhee, Accountant

Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on May 26, 2017

File No. 333-218248

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated June 20, 2017 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.       In response to your comment, please be advised that only a small portion of the Registrant’s business may include “acquiring and holding real estate for investment. We do not believe that we even come close to meeting the Form S-11 requirements of real estate investment trusts or other registrant’s whose business is primarily acquiring and holding real estate for investment. In any event, in order to clarify our proposed business, we have added disclosure relating to the potential of the Registrant investing in real estate.

2.       In regard to this comment, we do not believe that the selling shareholders are underwriters as defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”) and therefore, Rule 415(a)(4) should not apply. We have revised the prospectus cove page and page1 and 9, to delete the reference to statutory underwriter.

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June 27, 2017

Re: Forge Innovation Development Corp. (“Registrant” and/or “Company”)

Amendment No. 1

In furtherance of our position that the selling shareholders are not statutory underwriters and that the offering is not a primary offering in disguise, we respectively submit the following:

(1)       None of the selling shareholders are broker-dealers or affiliates of broker-dealers.

(2)       All of the selling shareholders purchased their shares in (i) private placements, (ii) executed subscription agreements representing that they “were purchasing for investment only” and (iii) at the time of the purchase of the securities to be resold, none of the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(3)       17 of the 38 selling shareholders have held their shares for over one year; 15 of the selling shareholders have held their shares for six months, 4 for five months and two have held their shares for over 3 months.

We believe that the period of time each selling shareholder will have held the shares and borne the economic and market risk of such ownership, together with the additional factors described above, evidences that each selling shareholder is acting for its own behalf, and is not acting as a statutory underwriter or with the intent to distribute the shares on behalf of the Registrant.

3.       Regarding this comment, the Registrant has no written communications as defined in Rule 405, that it has used or intends to use in reliance on Section 5(d).

4.       Regarding this comment, the Registrant has no graphics, maps, photographs, etc. that it intends to use in the prospectus.

Registration Statement Cover Page

5.       In accordance with your comment we have checked the “emerging growth company” box.

Prospectus Cover Page

6.       In accordance with your comment we have corrected page 11 to “24” month anniversary….” To be consistent with the prospectus cover page

Risk Factors

Risks Related to This Offering

Little Experience in Being a Public Company, page 7

7.       In accordance with your comment we have revised the disclosure on page 8 to read that we are not currently a “reporting company”.

June 27, 2017

Re: Forge Innovation Development Corp. (“Registrant” and/or “Company”)

Amendment No. 1

Management, page 20

8.       In response to your comment we have revised the directors and executive officer’s business experience accordingly.

Certain Relationships and Related Transactions, page 22

9.       In response to your comment we have deleted reference to “arm’s length transaction”.

Where You Can Find More Information

Reports to security holders, page 24

10.       In response to your comment we have revised the disclosure to reference the Registrant’s intent to send Annual Reports to its shareholders, as previously disclosed on page 14.

11.       In response to your comment, we respectively request that you review are Response No. 1 above relating to our opinion that the Registrant is not eligible to file a Form S-11 since the business of the Registrant is not primarily acquiring and holding real estate for investment.

Financial Statements and Exhibits

Statement of Operations, page F-13

12.       In regard to this comment, the Company determined to recognize profit under the full accrual recognition method and derecognize the real estate asset for the reasons as following:

a. The transaction of land sale was consummated on March 17, 2017 and a promissory note was received by the Company as consideration for the sales of the land.

b. The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate, which was supported by the promissory note of $310,000 with interest at the rate of 2% beginning on April 17, 2017 until March 17, 2018 payable to the Company. As of June 23, 2017, the Company had received $1,550.01 as the interest payment from the buyer. In addition, the promissory note was pledged by the buyer’s personal property valued at $660,000 and the Company has the first trust deed of the property.

c. The Company’s receivable is not subject to future subordination. The Company had no receivable. All the consideration was paid by the promissory note aforementioned.

d. The Company has transferred to the buyer the usual risks and rewards of ownership in the transaction that is in substance a sale and does not have a substantial continuing involvement with the land, which was supported by the escrow agreement and the two parties were bound.

In conclusion, based on the factors aforementioned, the Company determined to recognize profit under the full accrual recognition method and derecognize the real estate asset in accordance with ASC 360-20-40-5.

June 27, 2017

Re: Forge Innovation Development Corp. (“Registrant” and/or “Company”)

Amendment No. 1

In addition, the Company has revised the revenue recognition paragraph under Note 2 in the Amendment No.1 as following:

“Sales and the associated gains or losses of real estate are recognized in accordance with the provisions of ASC Topic 360-20, “Property, Plant and Equipment – Real Estate Sale”. The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and account for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.”

Item 15. Recent Sales of Unregistered Securities, page II-1

13.       In response to your comment we have added disclosure regarding the sale of securities in exchange for real estate in June 2016 to Mr. Liang, the Registrant’s president, which was disclosed under Certain Relationships and Related Transactions” on page 22, but was inadvertently left out under “Item 15. Recent Sales of unregistered Securities”.

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: scc

cc/ Mr. Liang, President

FORGE INNOVATION DEVELOPMENT CORP.

17700 Castleton Street, Suite 469

City of Industry, California 91748

Tele: (626) 361-1393

June 27, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director

Bryan Hough, Staff Attorney

Peter McPhun, Accountant

Eric McPhee, Accountant

Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on May 26, 2017

File No. 333-218248

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Patrick Liang
Patrick Liang, President